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Manuel Garciadiaz

Davis Polk & Wardwell LLP	212 450 6095 tel
450 Lexington Avenue	212 450 6858 fax
New York, NY 10017	manuel.garciadiaz@davispolk.com

July 29, 2020

Re:	Vasta Platform Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed July 23, 2020

File No. 333-239686

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amy Gedes, Staff Accountant

Donna Di Silvio, Staff Accountant

Scott Anderegg, Staff Attorney

Erin Jaskot, Legal Branch Chief

Ladies and Gentlemen:

On behalf of our client, Vasta Platform Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 28, 2020 (the “Comment Letter”). On July 23, 2020, the Company filed Amendment No. 1 to a registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission. The Company has revised the Registration Statement in response to the Staff’s comments in the Comment Letter and is filing publicly concurrently with this letter Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of the Amendment No. 2 showing changes to the Registration Statement.

2	July 29, 2020

Amendment No. 1 to Form F-1 filed July 23, 2020

Preliminary Results for First Semester of 2020, page 16

1.

We note you have included a discussion of preliminary EBITDA within your discussion of first semester 2020 preliminary results, and that this paragraph is presented prior to your discussion of preliminary net loss. Please revise your disclosure to present the non-GAAP measure, preliminary EBITDA, in the position of less prominence. Refer to the guidance in Item 10(e) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 17 of Amendment No. 2 to present preliminary EBITDA in a position of less prominence than its preliminary net loss.

2.

We note your statement that “. . . actual results will likely differ, and may differ materially, from those reflected in the preliminary results. . .” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary results. Accordingly, please remove or revise this statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 18 of Amendment No. 2 to revise this statement to indicate that while subject to certain uncertainties, as described in the disclosure, the Company does not expect actual results to differ materially from the preliminary results.

3.

We note your disclosure that you do not undertake any obligation to update or otherwise revise the preliminary results even in the event that any or all of the underlying assumptions are shown to be in error. Please revise your disclaimer to clarify that you will update your disclosure if required by applicable law.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 18 of Amendment No. 2 to clarify that it will update its disclosure if required by applicable law.

Use of Proceeds, page 85

4.

In the second paragraph of this section, you disclose that each US$1.00 increase (decrease) in the assumed initial public offering price of US$16.50 per share would increase (decrease) the net proceeds to you by approximately US$17.55. Please revise to clarify, if true, that this is in millions.

3	July 29, 2020

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 85 of Amendment No. 2 to clarify that the increase (decrease) in net proceeds would be approximately US$17.55 million.

Dilution, page 89

5.

Please provide us your calculation of net tangible book value of R$(1,763) million and the calculations disclosed in your table. It appears your table begins with pro forma net tangible book value giving effect to the restructuring and contribution which after reflecting the increase due to new investors in the offering should result in pro forma as adjusted net tangible book value. Further, we note your disclosure that you calculate this measure as total assets less total liabilities excluding goodwill and other intangible assets. Please tell us if you have included deferred tax assets, and if so, how you determined they were tangible assets. Please advise and revise as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the staff that the per-share amount of the Company’s net tangible book value is presented to give effect to the Contribution, but has not been adjusted for any corporate reorganization. The Company has revised its disclosure on page 89 of Amendment No. 1 to clarify that net tangible book value per share is based on an adjusted number of shares to give effect to the Contribution, and has deleted reference to any adjustment as a result of a corporate reorganization. Consequently, the Company has revised its dilution disclosure to present “Adjusted net tangible book value per share as of March 31, 2020.” The Company further advises that net tangible book value is calculated as total tangible assets less total liabilities, excluding goodwill and other intangible assets and deferred income tax and social contribution.

Section 8320 of the Division of Corporation Finance’s Financial Reporting Manual states that “[t]here are no rules or authoritative guidelines that define tangible book value,” but that “[t]he staff believes generally that tangible assets should exclude any intangible asset (such as deferred costs or goodwill) that cannot be sold separately from all other assets of the business, and should exclude any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.”

Consistent with the Staff’s stated view, the Company defines tangible assets as total assets less intangible assets, and it further defines net tangible book value as tangible assets less total liabilities. Also consistent with the Staff’s stated view, the Company has revised its calculation of intangible assets to include deferred income tax and social contribution assets (and therefore has excluded deferred income tax and social contribution from tangible assets). Consequently, the Company’s net tangible book value at March 31, 2020 was R$(1,906.8) million, which corresponds to net tangible assets of R$1,296.9 million (comprising total assets of $6,326.9 million, less intangible assets and goodwill of R$4,991.5 million and deferred income tax and social contribution of R$38.6 million) less total liabilities of R$3,203,7 million. The company’s as adjusted net tangible book value per share as of March 31, 2020, giving effect to the Contribution and converted to U.S. dollars based on the exchange rate of R$5.199 to US$1.00 as of March

4	July 29, 2020

31, 2020, amounted to US$(5.69) per share prior to the offering. Based on the estimated offering price of US$16.50 per Class A common share, the pro forma as adjusted net tangible book value per share after the offering is expected to be US$(0.99) per share, representing an increase in pro forma as adjusted net tangible book value per share attributable to the existing shareholder of US$4.71 and dilution to new investors of US$17.49 per share.

The Company has revised its disclosure on pages 89 and 90 of Amendment No. 2 to present the calculation of net tangible book value and clarify the definition and calculation of as adjusted net tangible book value per share, as well as dilution to new investors as described above.

* * * * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 212-450-4772 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Mário Ghio Junior, Chief Executive Officer, Vasta Platform Limited

Clovis Poggetti Junior, Chief Financial Officer, Vasta Platform Limited

Alexandre Fujimoto, KPMG Auditores Independentes S.S.